On December 17, 2010 Fidelity Advisor Japan Fund, a series of Fidelity Advisor Series VIII, transferred all of its shares to Fidelity Japan Fund, a series of Fidelity Investment Trust, solely in exchange for shares of Fidelity Japan Fund and the assumption by Fidelity Japan Fund of Fidelity Advisor Japan Fund's liabilities, and such shares of Fidelity Japan Fund were distributed constructively to shareholders of Fidelity Advisor Japan Fund in complete liquidation and termination of Fidelity Advisor Japan Fund. The transaction was approved by the Board on July 6, 2010.